UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

BELO CORP.

(Name of Issuer)

Series B Common Stock, par value $1.67 per share

(Title of Class of Securities)

080555 20 4

(CUSIP Number)

James M. Moroney III
P.O. Box 655237
Dallas, TX 75265-5237
(214) 977-8200

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 6, 2003

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Amendment Number 2 to Schedule 13D (continued)

CUSIP No. 080555 20 4	Page 2 of 7 Pages

1.	Name of Reporting Persons: Moroney Management, Limited		I.R.S. Identification Nos. of above persons (entities only): 75-2651609

2.	Check the Appropriate Box if a Member of a Group*:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,000,000

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 2,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.7%

14.	Type of Reporting Person (See Instructions): PN

Amendment Number 2 to Schedule 13D (continued)

CUSIP No. 080555 20 4	Page 3 of 7 Pages

1.	Name of Reporting Persons: James M. Moroney III		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO(1)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 598,244

		8.	Shared Voting Power: 2,000,480

		9.	Sole Dispositive Power: 598,244

		10.	Shared Dispositive Power: 2,000,480

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,598,724

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒ See Item 5 below.

13.	Percent of Class Represented by Amount in Row (11): 15.2%

14.	Type of Reporting Person (See Instructions): IN

(1) See Item 3.

Amendment Number 2 to Schedule 13D (continued)

CUSIP No. 080555 20 4	Page 4 of 7 Pages

This Amendment Number 2 to Schedule 13D is filed by Moroney Management, Limited, a Texas limited partnership (the “Partnership”), and James M. Moroney III to report the following changes to the information previously disclosed in Amendment Number 1 to Schedule 13D dated April 15, 2002:

ITEM 1. SECURITY AND ISSUER

     No material change.

ITEM 2. IDENTITY AND BACKGROUND

     No material change.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The deemed acquisition of the Series B Common Stock of the Issuer by James M. Moroney III, which required the filing of this Amendment Number 2 to Schedule 13D, is due to the vesting of employee stock options to acquire a total of 190,350 shares of the Issuer’s Series B common stock. No funds were expended in connection with the foregoing acquisition.

ITEM 4. PURPOSE OF TRANSACTION.

     The deemed acquisition of the Series B Common Stock of the Company by James M. Moroney III requiring the filing of this Amendment Number 2 to Schedule 13D is due to the vesting of employee stock options.

     The Partnership and each of the general partners intends to review its respective investment in the Company on a continuing basis and may, at any time, consistent with such person’s obligations under the federal securities laws, determine to increase or decrease its ownership of securities of the Company through purchases or sales in the open market or in privately-negotiated transactions. The Partnership’s and each of the general partners’ review of its respective investment in the Company will depend on various factors, including the Company’s business prospects, other developments concerning the Company, general economic conditions, financial and stock market conditions, such person’s financial situation, estate planning considerations, need for and availability of capital, and any other facts and circumstances which may become known to the Partnership or the general partners regarding such person’s investment in the Company. At the time of filing this Amendment No. 2 to Schedule 13D, neither the Partnership nor either of the general partners has any plans to purchase additional securities of the Company in the open market in the immediate future. However, the Reporting Persons and each of the general partners may engage in privately-negotiated transactions in the future, and Mr. Moroney III may, from time-to-time, acquire additional securities of the Company under various employee benefit and compensation arrangements of the Company and each such person hereby reserves the right to reevaluate his or its investment in the Company and to purchase additional securities in the open market or otherwise.

Amendment Number 2 to Schedule 13D (continued)

CUSIP No. 080555 20 4	Page 5 of 7 Pages

     Except as may occur in the ordinary course of business of the Company, neither the Partnership, nor the general partners have any present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the board of directors or executive management of the Company or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Company, (v) any other material change in the Company’s business or corporate structure; (vi) changes in the Company’s charter or bylaws or other actions which may impede the acquisition of control of the Company by any person, (vii) a series of securities of the Company being delisted from a national securities exchange or no longer being quoted in an inter-dealer quotation system of a registered national securities association, (viii) a series of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (ix) any action similar to any of those described above. However, James M. Moroney III, in his capacity as an executive officer of the Company, may, from time to time, become aware of, initiate and/or be involved in discussions which relate to the transactions described in this Item 4 and thus retains his right to modify his plans with respect to the transactions described in this Item 4 to acquire or dispose of securities of the Company and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Partnership beneficially owns an aggregate of 2,000,000 shares, or approximately 11.7%, of the outstanding Series B Common Stock based on the number of shares outstanding in the most recently available filing by the Company with the Securities and Exchange Commission (the “SEC”).

            James M. Moroney III beneficially owns 2,598,724 shares, or approximately 15.2%, of the outstanding Series B Common Stock based on the number of shares outstanding in the most recently available filing by the Company with the SEC.* This includes:

-	2,000,000 shares held by the Partnership,

-	478,100 shares issuable pursuant to options (presently exercisable or issuable within 60 days of the date hereof),

-	68,044 shares directly held by Mr. Moroney III,

-	52,100 shares held in Moroney Marital, LP, and

-	480 shares held jointly by Mr. Moroney III, and his spouse, Barbara Moroney.

*	This includes 1,980,000 shares held by the Partnership for which Mr. Moroney III disclaims any pecuniary interest. This does not include 1,600 shares owned by Mrs. Moroney III or 800 shares held in various trusts and corporations for the benefit of his minor children, as to which shares Mr. Moroney III disclaims beneficial ownership.

Amendment Number 2 to Schedule 13D (continued)

CUSIP No. 080555 20 4	Page 6 of 7 Pages

            James M. Moroney, Jr. beneficially owns 1,164,921 shares, or approximately 7%, of the outstanding Series B Common Stock based on the number of shares outstanding in the most recently available filing by the Company with the SEC.** This includes:

-	1,146,572 shares directly held by Mr. Moroney, Jr., and

-	18,349 shares issuable pursuant to options (presently exercisable or issuable within 60 days of the date hereof),

**	This does not include 42,000 shares owned by Mr. Moroney, Jr.’s spouse, as to which shares he disclaims beneficial ownership.

     (b) The Partnership and Mr. Moroney III, as the managing general partner of the Partnership, share voting and dispositive power over the 2,000,000 shares of Series B Common Stock held by the Partnership. In addition, Mr. Moroney III shares voting and dispositive power with respect to 480 shares held jointly by him and his spouse.

            Mr. Moroney III has sole voting and dispositive power with respect to 478,100 shares of Series B Common Stock issuable pursuant to options (presently exercisable or issuable within 60 days of the date hereof), 68,044 shares of Series B Common Stock he holds directly, and 52,100 shares of Series B Common Stock held in Moroney Marital, LP.

            Mr. Moroney, Jr. has sole voting and dispositive power with respect to 1,146,572 shares of Series B Common Stock he holds directly and 18,349 shares of Series B Common Stock issuable pursuant to options (presently exercisable or issuable within 60 days of the date hereof).

            Mrs. Moroney III is a United States citizen and is not employed. Mrs. Moroney III’s business address is c/o Belo Corp., P.O. Box 655237, Dallas, TX 75265-5237. During the last five years Mrs. Moroney III has not been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (c) Except as disclosed in Item 3, no transactions in Series B Common Stock were made by the Partnership or either of the general partners during the past sixty days.

     (d) Not applicable

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     No material change.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     No material change.

Amendment Number 2 to Schedule 13D (continued)

CUSIP No. 080555 20 4	Page 7 of 7 Pages

SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete, and correct.

Dated: February 1, 2004	MORONEY MANAGEMENT, LIMITED

	By:	/s/ James M. Moroney III

	Name: Title:	Mr. James M. Moroney III Managing General Partner

JAMES M. MORONEY III, INDIVIDUALLY

	By:	/s/ James M. Moroney III